Blankinship Funds, Inc.

“Statement as to the period for which premiums have been paid”, as required under Rule 17g-1 of the Investment Company Act of 1940.

Premiums for the Bond required under Rule 17g-1, as provided by National Union Fire Insurance Company of Pittsburgh, PA, have been paid for the period from 12:01 a.m. on 1/29/2006 to 12:01 a.m. on 1/29/2007.

___/S/_Rex Blankinship_____________

By:       Rex Blankinship, Ph.D., CPA

            Secretary